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                                    FORM N-8F

I        GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]   MERGER

         [ ]   LIQUIDATION

         [ ]   ABANDONMENT OF REGISTRATION

               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY

               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: THE GRIFFIN FUNDS, INC.

3.       Securities and Exchange Commission File No.: 811-07948

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?


         [ ]  Initial Application      [X]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         c/o John T. West
         WM Advisors, Inc.
         1201 Third Avenue, 22nd Floor
         Seattle, WA  98101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Brian D. McCabe, Esq.                    John T. West
         Ropes & Gray                             WM Advisors, Inc.
         One International Place                  1201 Third Avenue, 22nd Floor
         Boston, MA  02110                        Seattle, WA  98101
         (617) 951-7801; or,                      (206) 461-8622

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

         John T. West
         WM Advisors, Inc.
         1201 Third Avenue, Suite 1400
         Seattle, WA  98101

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8.       Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]  Open-end     [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

         Griffin Financial Investment Advisers
         5000 Rivergrade Road
         Irwindale, CA  91706

         Payden & Rygel
         333 Southbound Avenue, 32nd Floor
         Los Angeles, CA  96071

         T. Rowe Price
         100 East Pratt Street
         Baltimore, MD  21202

         The Boston Company Asset Management, Inc.
         One Boston Place
         Boston, MA  02108

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         WM Funds Distributor, Inc.
         1300 21st Street
         Sacramento, CA 95814

         Griffin Financial Services
         5000 Rivergrade Road
         Irwindale, CA  91706

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):  Not applicable

         (b) Trustee's name(s) and address(es):    Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes     [X]  No



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         If Yes, for each UIT state:
                  Name(s):
                  File No.: 811-_________
                  Business Address:

15.      (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]  Yes     [ ]  No

             If Yes, state the date on which the board vote took place: December 14, 1998

             If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]  Yes    [ ]  No

             If Yes, state the date on which the shareholder vote took place:
             February 26, 1999

             If No, explain:

II.      DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes    [ ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         See 16 (d) below.

         (b) Were the distributions made on the basis of net assets?

             [X]  Yes    [ ]  No

         (c) Were the distributions made pro rata based on share ownership?

             [X]  Yes    [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         On March 5, 1999, the net asset values of the series of the Registrant and the corresponding series of WM Trust I and WM Trust II yielded the following exchange ratios:

Acquired Fund                               NAV      Acquiring Fund                             NAV      Exchange Ratio
-------------                               ---      --------------                             ---      --------------
Griffin Money Market Fund, A                1.00    WM Money Market Fund, A                     1.00     1.000000000
Griffin Money Market Fund, B                1.00    WM Money Market Fund, B                     1.00     1.000000000
Griffin Tax-Free Money Market Fund, A       1.00    WM Tax-Exempt Money Market Fund, B          1.00     1.000000000
Griffin Tax-Free Money Market Fund, B       1.00    WM Tax-Exempt Money Market Fund, B          1.00     1.000000000
Griffin Short Term Bond Fund, A             10.05   WM Short Term High Quality Bond Fund, A     2.32     4.331896552
Griffin Short Term Bond Fund, B             10.04   WM Short Term High Quality Bond Fund, B     2.32     4.327586207
Griffin U.S. Government Income Fund, A      9.08    WM U.S. Government Securities Fund, A       10.81    0.839962997
Griffin U.S. Government Income Fund, B      9.09    WM U.S. Government Securities Fund, A       10.80    0.841666667
Griffin Municipal Bond Fund, A              9.49    WM Tax-Exempt Bond Fund, A                  8.04     1.180348259



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
Acquired Fund                       NAV     Acquiring Fund                              NAV      Exchange Ratio
-------------                       ---     --------------                              ---      --------------
Griffin Municipal Bond Fund, B      9.49    WM Tax-Exempt Bond Fund, B                  8.04     1.180348259
Griffin California Fund, A          8.43    WM California Municipal Bond Fund, A        11.36    0.742077465
Griffin California Fund, B          8.44    WM California Municipal Bond Fund, B        11.36    0.742957746
Griffin Bond Fund, A                8.89    WM Income Fund, A                           9.26     0.960043197
Griffin Bond Fund, B                8.88    WM Income Fund, B                           9.27     0.957928803
Griffin Growth & Income Fund, A     18.42   WM Growth & Income Fund, A                  22.23    0.792940164
Griffin Growth & Income Fund, B     18.36   WM Growth & Income Fund, B                  22.93    0.800697776
Griffin Growth Fund, A              18.69   WM Growth Fund, A                           23.17    0.806646526
Griffin Growth Fund, B              18.32   WM Growth Fund, B                           22.16    0.826714801

         (e) Liquidations only:

             Were any distributions to shareholders made in kind?

             [ ]  Yes    [ ]  No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [ ]  Yes   [ ]  No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes   [ ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes   [X]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes   [X]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?



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             [ ]  Yes   [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]  Yes   [X]  No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a) List the expenses incurred in connection with the Merger or
             Liquidation:

                  (i)   Legal Expenses:  Approximately $ 850,000.

                  (ii)  Accounting expenses:   $ 100,000.

                  (iii) Other expenses (list and identify separately):

                                                  Printing:            $ 500,000
                                                  Proxy Solicitation:  $ 110,000
                                                  Registration Fees:   $ 150,000
                                                  Insurance:           $  50,000

                  (iv) Total expenses (sum of lines (i)-(iii) above):
                       Approximately $ 1,760,000.


         (b) How were those expenses allocated? To WM Advisors, Inc., Investment Adviser to the acquiring funds, WM Trust I and WM Trust II.


         (c) Who paid those expenses?  WM Advisors, Inc.

         (d) How did the fund pay for unamortized expenses (if any)? Paid by WM Advisors, Inc.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes   [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes   [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes   [X]  No



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         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a) State the name of the fund surviving the Merger:  WM Trust I and
             WM Trust II

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-00123 and 811-5775, respectively.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             File No. 811-00123,  Form N-14, November 2, 1998
             File No. 811-5775, Form N-14, November 2, 1998

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

         The undersigned states that (i) he has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Griffin Funds, Inc., (ii) he is the Vice President of The Griffin Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his knowledge, information and belief.





                                       /s/  John T. West
                                       -----------------------------------------
                                       Vice President



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